ZEN Graphene Solutions Announces ZENGuard™ Viral

and Bacterial Filtration Efficiency Test Results

Guelph, ON - September 27, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, announces test results demonstrating significantly enhanced bacterial filtration efficiency (BFE) and viral filtration efficiency (VFE) of ZENGuard™-enhanced surgical masks. The ZENGuard™ coated masks removed 98.9% more bacteria and 97.8% more virus particles compared to a typical ASTM level 3, 3-ply uncoated mask. With BFE and VFE levels over 99.99%, the company believes that these are the highest filtration efficiency numbers for surgical masks in the market.

"Our patent-pending ZENGuard™ compound continues to surprise us by exhibiting additional beneficial properties when applied to surgical masks. Our goal is to provide front-line workers and those in higher risk environments with the best protection available - and our ZENGuard™ technology achieves this not only by its antimicrobial properties, but also by substantially reducing the number of viable bacteria and virus particles that are able to pass through the mask material. We believe these properties are key differentiators for surgical masks and will make this product the gold standard in the market. We look forward to bringing this technology to other types of PPE as well and ultimately getting this additional protection to those that need it most." commented Greg Fenton, ZEN CEO.

"With compelling safety and efficacy data, regulatory approval, and existing demand requirements growing rapidly, we are acutely focused on scaling up our production capacity from a coated-mask equivalent of over 30 million per month, to industrial capacity of approximately 800 million per month, which we remain on target to achieve by the end of 2021." Mr. Fenton added.

Bacterial and Viral Efficiency Testing

• Testing was completed by GAP EnviroMicrobial Services Ltd., an ISO/IEC 17025:2005 compliant and Canadian Association for Laboratory Accreditation (CALA) certified testing facility

• A ZENGuard™-enhanced mask and a leading ASTM level 3, 3-ply mask were exposed to S. aureus for BFE testing and MS2 Bacteriophage for VFE testing

• ZENGuardTM-enhanced mask removed 98.9% more bacteria and 97.8% more viruses in a head-to-head comparison with a leading ASTM level 3 mask

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global commercializing partner for a newly developed, aptamer-based rapid pathogen detection technology.

For further information:

Greg Fenton, Chief Executive Officer

Tel: 1(437) 220-8140

Email: gfenton@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.